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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE
EURONEXT LONDON
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October 21, 2016

Dear Sir/Madam,

Sub: Press release

Please find enclosed the press release titled "**Company Statement: Addressing all Queries Concerning Payment to Former CFO**".

The same is also available on the Company's website at the following weblink https://www.infosys.com/newsroom/press-releases/Pages/concerning-payment-former-CFO.aspx

This is for your information and records.

Yours sincerely,
For **Infosys Limited**

AGS Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bangalore 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

Press Releases

Company Statement: Addressing all Queries Concerning Payment to Former CFO

Bangalore - October 21, 2016: Over the past weeks Infosys (The Company) has received several media queries with regard to the separation of and severance payment for Mr. Rajiv Bansal (Rajiv), the former Chief Financial Officer.

This statement is intended to provide clarity and transparency in this matter.

Terms: The Company signed a separation agreement with Rajiv on October 11, 2015. The agreement provided for extended non-compete obligations, besides other rights and obligations usual for such agreements. The agreement also explicitly enabled Rajiv to report to the regulatory authorities in future any matter of impropriety that he became aware of that happened during his tenure. The severance pay amounted to 24 months' pay, amounting to Rs. 17.38 crores.

Status: The severance agreement is being administered in accordance with the contractual rights and obligations. Certain payments to Rajiv under the agreement have been suspended pending certain clarifications with regard to such rights and obligations. The Company wishes to clarify that the suspension is not on account of any extraneous considerations.

Disclosures: The Company has made the necessary statutory filings and disclosures in the matter. Further, the Chairman Mr. R. Seshasayee made a statement at the Company's Annual General Meeting on June 18, 2016 explaining the rationale for the severance quantum and assuring the shareholders that there was no impropriety of any nature.

Investigations: Following certain insinuations/rumours and an anonymous letter received regarding Rajiv's separation, the Board/Audit Committee had proactively ordered two separate independent investigations over the last one year into this matter - the first in October, 2015 and the second in August 2016. The investigations were conducted by Cyril Amarchand Mangaldas, a reputed law firm. Both investigations were shadowed by KPMG, the company's auditors, and revealed no wrong doings or efforts to cover up any wrong doings.

2015 investigation: This investigation related to certain rumours that Rajiv had made certain insinuations against the management. These were promptly investigated by the independent law firm, which concluded that there was no substance to any of these rumoured insinuations. It is also noteworthy that Rajiv denied on record that he had made any such insinuations.

2016 investigation: This investigation was ordered by the Audit Committee following the receipt of an anonymous letter which alleged that the severance payment to Rajiv was intended to silence him. The investigation comprehensively looked into the circumstances leading to the severance agreement and in particular, whether the payment was intended to silence Rajiv from disclosing any impropriety. Cyril Amarchand Mangaldas concluded that the severance payment made to Rajiv was not with the intention of silencing him from disclosing any impropriety. The agreement with Rajiv allowed him to report to the regulatory authorities in future any matter of impropriety that he became aware of that happened during his tenure. Further, necessary approvals had been obtained and appropriate

disclosures were made in the matter. The investigation was based on extensive examination of records, emails and interviews with relevant people. Latham & Watkins, legal advisors to the Board supervised and coordinated the investigation. Latham & Watkins have confirmed the independence of Cyril Amarchand Mangaldas, the comprehensiveness of the investigation and the conclusions thereof.

KPMG, the statutory auditors of the Company, had conducted shadow proceedings on both investigations and have expressed satisfaction with the investigations and conclusions of the reports.

As can be seen, the Board/Audit Committee has been proactive and has diligently discharged its fiduciary responsibilities on the subject. The Board does not wish the Company to be unduly distracted any more in dealing with baseless and malicious rumours on this subject, and will therefore not make any further comments regarding this matter.

About Infosys Ltd
Infosys is a global leader in technology services and consulting. We enable clients in more than 50 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 199,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

For further information please contact:

Asia Pacific
Sarah Gideon
Infosys, India
+91 80 4156 3998
Sarah_Gideon@infosys.com